UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended March 31, 2011.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 16, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission, or the Commission, on April 15, 2011 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010.  See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Three-months ended March 31, 2011 compared to the three-months ended March 31, 2010.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Three-months ended March 31,		Change
	2010 (As restated)	2011	Amount	%
REVENUES:
Voyage revenues	$113,903	$98,087	$(15,816)	(13.9%)
Revenues from drilling contracts	80,256	109,326	29,070	36.2%
	194,159	207,413	13,254	6.8%

EXPENSES:
Voyage expenses	7,026	6,516	(510)	(7.3%)
Vessels and drilling rigs operating expenses	48,359	62,935	14,576	30.1%
Depreciation and amortization	47,158	55,916	8,758	18.6%
Gain on sale of assets, net	(10,684)	-	10,684	(100.0%)
General and administrative expenses	27,187	25,677	(1,510)	(5.6%)
Operating income	75,113	56,369	(18,744)	(25%)

OTHER INCOME /(EXPENSES):
Interest and finance costs	(21,203)	(24,378)	(3,175)	15.0%
Interest income	4,308	8,772	4,464	103.6%
Loss on interest rate swaps	(34,638)	(3,854)	30,784	(88.9%)
Other income/(expenses), net	(5,728)	1,057	6,785	(118.5%)
Total other expenses, net	(57,261)	(18,403)	38,858	(67.9%)

INCOME BEFORE INCOME TAXES	17,852	37,966	20,114	112.7%

Income taxes	(4,577)	(5,961)	(1,384)	30.2%
NET INCOME	13,275	32,005	18,730	141.1%
Less: Net Income attributable to non controlling interest	-	(6,240)	(6,240)	-

NET INCOME ATTRIBUTABLE TO DRYSHIPS INC.	$13,275	$25,765	$12,490	94.1%

The Company has three reportable segments from which it derives its revenues from: Drybulk Carrier, Tanker and Drilling Rig segments. We entered the tanker segment for the first time in January 2011 when we took delivery of our first tanker vessel.

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $16.9 million, or 14.8% to $97.0 million for the three-month period ended March 31, 2011, as compared to $113.9 million for the three-month period ended March 31, 2010. The decrease is attributable to a larger number of vessels operated in the spot market, earning lower hire rates during the first three months of 2011 as compared to 2010.

Tanker segment

Voyage revenues amounted to $1.1 million from our two tankers for the three-month period ended March 31, 2011, as we took delivery of two tankers, the Saga and Vilamoura on January 18 and March 23, 2011 respectively.

Drilling Rig segment

Revenues from drilling contracts increased by $29.0 million, or 36.1%, to $109.3 million for the three-month period ended March 31, 2011, as compared to $80.3 million for the three-month period ended March 31, 2010. The increase is primarily attributable to higher dayrates achieved by both  Leiv Eiriksson and Eirik Raude during the three-month period ended March 31, 2011 as compared to the same period of 2010. All revenue, as well as reimbursement of winterization costs, related to Ocean Rig Corcovado has been deferred and will be amortized over the drilling period under the contract.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased slightly by $0.5 million, or 7.1%, to $6.5 million for the three-month period ended March 31, 2011, as compared to $7.0 million for the three-month period ended March 31, 2010.

Tanker segment

Voyage expenses amounted to $0.05 million for the three-month period ended March 31, 2011.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses decreased marginally by $0.1 million to $19.2 million for the three-month period ended March 31, 2011, as compared to $19.3 million for the three-month period ended March 31, 2010.

Tanker segment

Vessel operating expenses amounted to $1.9 million for the three-month period ended March 31, 2011.

Drilling Rig segment

Drilling rig operating expenses increased by $12.8 million, or 44.0% to $41.9 million for the three-month period ended March 31, 2011, as compared to $29.1 million for the three-month period ended March 31, 2010. The increase in operating expenses was mainly due to $8.6 million relating to the 10 year class survey of Leiv Eiriksson. In addition, for the period from January 1 to February 24, 2010, the Leiv Eiriksson was mobilized for drilling operations in the Black Sea and $9.2 million of operating expenses related to this period were deferred. Operating expenses relating to the Ocean Rig Corcovado and the Ocean Rig Olympia operations, amounting to $14.3million, have been deferred and will be amortized over the drilling period under the contract, except $3.2 million related to insurance and onshore base operations.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $1.7 million, or 5.9%, to $27.0 million for the three-month period ended March 31, 2011, as compared to $28.7 million for the three-month period ended March 31, 2010. The decrease is mainly attributable to the increase in the assumed value of scrap steel for the purpose of estimating the residual values of vessels from $120 to $250 per light weight ton, effective January 1, 2011.

Tanker segment

Depreciation and amortization expense amounted to $0.5 million for the three-month period ended March 31, 2011.

Drilling Rig segment

Depreciation and amortization expense for the drilling rigs increased by $9.9 million, or 53.5%, to $28.4 million for the three-month period ended March 31, 2011, as compared to $18.5 million for the three-month period ended March 31, 2010. The increase in depreciation and amortization was mainly due to $9.3 million of depreciation related to the depreciation of the Ocean Rig Corcovado that was delivered on January 3, 2011.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets amounted to $10.7 million for the three-month period ended March 31, 2010 due to the sale of two of our vessels (the MV Iguana and the MV Delray). There was no such gain for the three-month period ended March 31, 2011.

Tanker segment

The Tanker segment did not incur asset sales during the relevant periods.

Drilling Rig segment

The Drilling Rig segment did not incur asset sales during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $2.3 million, or 10.6%, to $19.4 million for the three-month period ended March 31, 2011, compared to $21.7 million for the three-month period ended March 31, 2010. This decrease was mainly due to the decreased amortization of the stock-based compensation expense of $10.3 million for the three-month period ended March 31, 2011 compared to the amortization of $14.5 million of stock-based compensation for the corresponding three-month period ended March 31, 2010. This decrease was partly offset by an increase of $1.6 million in management fees.

Tanker segment

General and administrative expenses amounted to $0.2 million for the three-month period ended March 31, 2011.

Drilling Rig segment

General and administrative expenses increased by $0.6 million, or 10.9%, to $6.1 million for the three-month period ended March 31, 2011, as compared to $5.5 million for the three-month period ended March 31, 2010. This increase is mainly due to increased costs related to the management of three drilling units in 2011 as compared to two drilling units in 2010.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $3.6 million, or 18.6%, to $23.0 million for the three-month period ended March 31, 2011, as compared to $19.4 million for the three-month period ended March 31, 2010. The increase is mainly due to the increased amortization of bond issuance costs and interest expense on our $240 million aggregate principal amount of 5% convertible senior notes issued in April 2010.

Tanker segment

Interest and finance costs were capitalized to vessels under construction during the three-month period ended March 31, 2011.

Drilling Rig segment

Interest and finance costs increased by $1.2 million, or 66.7%, to $3.0. million for the three-month period ended March 31, 2011, compared to of $1.8 million for the three-month period ended March 31, 2010. The increase is mainly due to reclassification from accumulated other comprehensive loss into interest expense for the discontinued cash flow hedges for the three-month period ended March 31, 2011.

Interest income

Drybulk Carrier segment

Interest income increased by $1.2 million, or 63.2%, to $3.1 million for the three-month period ended March 31, 2011, as compared to $1.9 million for the three-month period ended March 31, 2010. This increase is mainly due to increased average cash balances, and higher interest rates on our deposits.

Tanker segment

The Tanker segment did not incur any interest income during the relevant periods.

Drilling Rig segment

Interest income for drilling rigs increased by $3.3 million, or 137.5%, to $5.7 million for the three-month period ended March 31, 2011, as compared to $2.4 million for the three-month period ended March 31, 2010. The increase is mainly due to higher interest rates on our deposits.

Loss on interest rate swaps

Drybulk Carrier and Drilling Rig segments

The Company recorded $3.8 million of losses on interest rate swaps (Drybulk Carrier segment, $2.3 million; Drilling Rig segment, $1.5 million) for the three-month period ended March 31, 2011, as compared to a $34.6 million loss (Drybulk Carrier segment: $25.1 million; Drilling Rig segment, $9.5 million)  for the three-month period ended March 31, 2010. This difference is mainly due to the negative (lower) trend in swap rates during the three-month period ended March 31, 2011, as compared to a positive (higher) trend in swap rates during the three-month period ended March 31, 2010.

Tanker segment

The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant periods.

Other, net

Drybulk Carrier and Drilling Rig segments

The Company recorded $1.1 million of gain due to higher gains on currency forward contracts and forward freight agreements (Drybulk carrier segment: gain of $1.0 million; Drilling Rig segment: gain of $0.1 million) for the three-month period ended March 31, 2011, as compared to $5.7 million loss (drilling rig segment: loss of $0.7 million; drybulk segment: loss of $5.0 million) in the corresponding period of 2010.

Tanker segment

Other, net amounted to a gain of $0.01 million for the three-month period ended March 31, 2011.

Income taxes

Drybulk Carrier segment

We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur income taxes on international shipping income in our Tanker segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $1.4 million to $6.0 million for the three-month period ended March 31, 2011, compared to $4.6 million for the three-month period ended March 31, 2010, reflecting a higher revenue base for the 5% withholding taxes for the operations of the Eirik Raude in Ghana and the Leiv Eiriksson in Turkey.

Liquidity

As of March 31, 2011 we had cash and cash equivalents of approximately $129.5 million and $509.6 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $262.0 million to $129.5 million as of March 31, 2011, compared to $391.5 million as of December 31, 2010, while our restricted cash decreased by $264.2 million to $509.6 million as of March 31, 2011, compared to $773.8 million as of December 31, 2010.  The decrease in our cash and cash equivalents was mainly due to payments of yard installments amounting to $397.9 million while the decrease in restricted cash was primarily due to the repayment of the $300.0 million Credit Facility and corresponding release of restricted cash. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit increased to $255.1 million as of March 31, 2011, as compared to a working capital deficit of $129.7 million as of December 31, 2010. The increase in our working capital deficit is primarily due to yard installment payments of $397.9 million made for our drillships under construction, payments of $118.0 million for vessel acquisitions, loan repayments of approximately $488.7 million and is partly offset by borrowings of $396.5 million under our long and short-term credit facilities, the decrease by $266.2 million including the associated interest income of the cash deposits required by our lenders and cash generated from operations. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of March 31, 2011, we had total indebtedness of $2.6 billion under our senior secured credit facilities, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 8 of our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2011.

Cash flow

Net cash provided by operating activities was $101.7 million for the three-month period ended March 31, 2011. In determining net cash provided by operating activities for the three-month period ended March 31, 2011, net income was adjusted for the effects of certain non-cash items including $55.9 million of depreciation and amortization, $9.2 million of amortization and write-off of deferred financing costs, $8.0 million of amortization of deferred convertible senior debt costs, and $10.3 million of non-cash stock based compensation expenses. Moreover for the three-month period ended March 31, 2011, net income was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $19.1 million, amortization of discontinued cash flow hedges of $3.3 million, amortization of below market value acquired time charters of $0.5 million and $2 million interest income on restricted cash. The Company had net cash outflows for working capital of $4.6 million for the three-month period ended March 31, 2011. Net cash provided by operating activities was $117.2 million for the three-month period ended March 31, 2010.

Net cash used in investing activities was $270.7 million for the three-month period ended March 31, 2011. The Company made payments of approximately $118.0 million for vessel acquisitions, $397.9 million for advances for vessels and drilling units under construction, $20.0 million in connection with the option agreement with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of up to four additional newbuilding drillships and $1.1 million for drilling unit equipment. These cash outflows were partially offset by the decrease of $266.2 million in the amount of cash deposits required by lenders. Net cash used in investing activities was $372.5 million for the three-month period ended March 31, 2010.

Net cash used in financing activities was $93.0 million for the three-month period ended March 31, 2011, consisting mainly of the repayments of $488.7 million for debt under our long and short-term credit facilities which was partly offset by borrowings of $396.5 million under our long and short-term credit facilities. . Net cash used in financing activities was $329.3 million for the three-month period ended March 31, 2010.

Financing activities

Long-term debt

As of March 31, 2011, the Company was in compliance, had waivers for or had the ability to remedy breaches, if any, of financial covenants, including loan-to-value ratios, related to its credit facilities. For those financial covenant requirements that were not met as of March 31, 2011, in accordance with our loan agreements, we may remedy the shortfalls by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring us into compliance with the required financial covenant. As a result, in addition to the required scheduled loan repayments, $45.0 million has been classified as a current liability as of March 31, 2011, representing payments that may be required by the lenders to satisfy our loan-to-value ratio shortfalls.

As of March 31, 2011, we had $1.3 billion of remaining installment payments under our drybulk and tanker and drillship newbuilding contracts, including $589.3 million under our construction contracts for two newbuilding Panamax drybulk vessels and 10 newbuilding tanker hulls, for which we have not obtained financing. We plan to finance these capital expenditures with new debt or equity financing.

As of March 31, 2011, the portion of our long-term debt classified as current liabilities exceeded its cash and cash equivalents and restricted cash by approximately $12.4 million. We believe that we will generate sufficient cash from operations and proceeds from new equity, if required, to satisfy our liquidity needs for the next twelve months. In addition, new debt financing has been obtained subsequent to March 31, 2011.

For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 15, 2010.

If we are unable to obtain waiver extensions or covenant amendments from our lenders under any loan agreements with which we are not in compliance upon expiration of our current waiver agreements, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter and offshore drilling markets decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 8 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2011.

As of March 31, 2011, we had a total of $2.6 billion in debt outstanding (net of finance fees) under its credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after March 31, 2011 as payable by such date indicated below.

Twelve months ending	Total (in thousands)
March 31, 2012	$655,174
March 31, 2013	206,469
March 31, 2014	567,176
March 31, 2015	858,928
March 31, 2016 and thereafter	556,357
2,844,104
Less: Financing fees	(200,306)
$2,643,798

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2011:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Shipbuilding contracts-Vessels (1)	$589,275	$234,625	$245,850	$108,800	$-	$-
Shipbuilding contracts-Drillships plus owners furnished equipment (2)	714,627	714,627	-	-	-	-
Retirement Plan Benefits (3)	1,642	84	66	106	107	1,279
Operating leases (4)	1,189	714	380	38	33	24
Office space rent (5)	130	26	26	26	26	26
	1,
Total	$1,306,863	$950,076	$246,322	$108,970	$166	$ $ 1,329

(1)
of March 31, 2011, aggregate amounts of $16.5 million and $102.8 million had been paid to the applicable shipyard for the construction cost of two newbuilding Panamax drybulk vessels and 10 newbuilding tanker hulls, respectively.

(2)	As of March 31, 2011,$749,665 million had been paid to the shipyard for the construction of the two drillships the Ocean Rig Poseidon and the Ocean Rig Mykonos.

(3)
Our majority-owned subsidiary Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at March 31, 2011. The pension plans covered 55 employees by December 31, 2010. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)
We entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. Ocean Rig also entered a three year office lease with a third party in Nicosia Cyprus which commenced on September 1, 2010. The lease agreements relating to office spaces are considered to be operational lease contracts.

(5)	We leases office space in Athens, Greece, from a son of Mr. George Economou, Chairman and Chief Executive Officer.

Recent Developments

Vessel Sales/Deliveries

On April 4, 2011, we delivered our Panamax drybulk carrier, the MV Primera, to her new owners.

On April 12, 2011, we concluded an order with an established Chinese shipyard for two Capesize 176,000 dwt drybulk vessels for a price of $54.2 million per vessel. The vessels are expected to be delivered in the third and the fourth quarter of 2012, respectively.

On April 29, 2011, we took delivery of our newbuilding Aframax tanker, Daytona.

Conversion of preferred stock

In connection with the delivery of the newbuilding drillship Ocean Rig Olympia on March 30, 2011, all of the conditions for the mandatory conversion of 13,059,701 shares of our Series A Convertible Preferred Stock into 10,242,903 shares of our common stock were met on March 31, 2011, the contractual delivery date of the drillship, pursuant to the terms of the Securities Purchase Agreement dated July 9, 2009 and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company. Following the mandatory conversion of such shares as described above, which took place in April 2011, we have 31,923,010 shares of Series A Convertible Preferred Stock outstanding, of which 26,119,404 shares represent the remaining 50% of the shares of Series A Convertible Preferred Stock issued on July 9, 2009 under the Securities Purchase Agreement and 5,803,606 shares represent accrued stock dividends issuable in connection with the conversion of the 26,119,402 shares or 50% of the shares of Series A Convertible Preferred Stock into shares of common stock, as set forth under the Certificate of Designations.

Loan financing

On April 18, 2011, the Company entered into an $800.0 million Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment.  The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325.0 million short term loan agreement.

On April 20, 2011 the Company entered to a secured term loan facility with an international lender for a $32.3 million to partially finance the construction cost of the newbuilding Aframax tanker MT Daytona.

On April 27, 2011, we entered into an agreement with all lenders under the Two $562.0 million Loan Agreements to restructure the agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, we provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) we are permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) we will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided we have obtained suitable employment for such drillship no later than August 2011. We expect that our contract with Petróleo Brasilero S.A. for the Ocean Rig Mykonos, for which we have received a letter of award, as discussed below, will be acceptable to the lenders.

On April 27, 2011, we completed the issuance of $500,000 aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement.  The net proceeds from the notes offering amounted to approximately $487.5 million.

Construction of new Drillships

On April 18, 2011, we exercised the first of our four newbuilding drillship options and entered into a shipbuilding contract for a total yard cost of $608.0 million. We paid $207.6 million to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for July 2013.

On April 27, 2011, the Company exercised the second of its four newbuilding drillship options and entered into a shipbuilding contract for a total yard cost of $608.0 million. The Company paid $207.4 million to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for September 2013.

Drilling Unit Employment Contracts

On May 5, 2011, we terminated our contract with Borders & Southern for the drill rig Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the drill rig Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

On May 12, 2011, we were awarded contracts by Petróleo Brasileiro S.A. for the drillships Ocean Rig Corcovado and Ocean Rig Mykonos for drilling offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos will commence upon its delivery, which is scheduled to be in September 2011, while the contract for the Ocean Rig Corcovado will commence upon the expiration of its current contract with Cairn Energy plc offshore Greenland. The documents pursuant to the award are expected to be executed in June 2011.

Significant Accounting policies

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the year ended December 31, 2010 other than the change in the depreciation described below and the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

Cash flow hedges

Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Vessels' Depreciation

As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," will be to increase net income for the three-month period ended March 31, 2011 by $1 million or $0.01 per weighted average number of shares, basic and diluted.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
▪	future operating or financial results;
▪	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
▪	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
▪
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

▪	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;
▪	the Company's ability to obtain additional financing;
▪	expectations regarding the availability of vessel acquisitions; and
▪	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the  forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2010	March 31,2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$129,463
Restricted cash	578,311	304,564
Trade accounts receivable, net of allowance for doubtful receivables of $487 and $0, respectively	25,204	57,386
Insurance claims	1,531	34,310
Due from related parties (Note 4)	20,939	26,510
Financial instruments (Note 9)	1,538	1,676
Vessel held for sale	-	26,277
Other current assets	46,057	75,015
Total current assets	1,065,110	655,201

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions (Note 5)	2,072,699	977,075
Vessels, net (Note 6)	1,917,966	1,962,882
Drilling rigs, net (Note 6)	1,249,333	2,996,623
Total fixed assets, net	5,239,998	5,936,580

OTHER NON-CURRENT ASSETS:
Restricted cash	195,517	205,000
Intangible assets, net	10,506	10,145
Above-market acquired time charter	1,170	819
Other non-current assets (Note 7)	472,193	186,924
Total other non-current assets	679,386	402,888
Total assets	$6,984,494	$6,994,669

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$731,232	$651,428
Accounts payable and other current liabilities	14,009	19,865
Due to related parties (Note 4)	-	3,274
Accrued liabilities	67,554	102,222
Deferred revenue	49,937	66,117
Financial instruments (Note 9)	72,703	67,431
Total current liabilities	935,435	910,337

NON-CURRENT LIABILITIES:
Below- market acquired time charter	854	-
Long-term debt, net of current portion (Note 8)	1,988,460	1,992,370
Financial instruments (Note 9)	159,376	145,713
Other non-current liabilities	840	1,043
Total non-current liabilities	2,149,530	2,139,126

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible Preferred Stock at December 31, 2010 and March 31, 2011; 52,238,806 and 44,337,867 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2010 and March 31, 2011, respectively (Note 10)	522	443
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2010 and March 31, 2011; 369,649,777 and 388,893,130 shares issued and outstanding at December 31, 2009 and March 31, 2011, respectively	3,696	3,889
Accumulated other comprehensive loss	(38,754)	(36,119)
Additional paid-in capital	3,062,444	3,075,107
Retained earnings	335,345	358,625
Total DryShips Inc. stockholders' equity	3,363,253	3,401,945
Non controlling interests	536,276	543,261
Total equity	3,899,529	3,945,206
Total liabilities and stockholders' equity	$6,984,494	$6,994,669
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three months ended March 31,
		2011
	2010 (as restated-Note 3)
REVENUES:
Revenues (Note 14)	$194,159	$207,413

EXPENSES:
Voyage expenses	7,026	6,516
Vessel and drilling rigs operating expenses	48,359	62,935
Depreciation and amortization	47,158	55,916
Gain on sale of assets, net (Note 6)	(10,684)	-
General and administrative expenses	27,187	25,677
Operating income	75,113	56,369

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(21,203)	(24,378)
Interest income	4,308	8,772
Loss on interest rate swaps (Note 9)	(34,638)	(3,854)
Other, net	(5,728)	1,057
Total expenses, net	(57,261)	(18,403)

INCOME BEFORE INCOME TAXES	17,852	37,966
Income taxes	(4,577)	(5,961)

NET INCOME	13,275	32,005

Less: Net income attributable to non controlling interest	-	(6,240)

NET INCOME ATTRIBUTABLE TO DRYSHIPS INC.	$13,275	$25,765

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 15)	$9,195	$22,639

EARNINGS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$0.04	$0.07

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	254,823,623	337,143,598

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	Three months ended March 31,
	2010 (as restated-Note 3)	2011
Net Cash Provided by Operating Activities	$117,201	$101,667

Cash Flows from Investing Activities:
Option for future construction of rigs	-	(20,000)
Acquisition of drillships	(336,630)	-
Vessels acquisitions, improvements and other fixed assets	(1,165)	(117,982)
Proceeds from sale at subsidiary	42,190	-
Advances for vessel acquisitions/rig under construction	-	(397,870)
(Increase)/decrease in restricted cash	(76,919)	266,244
Purchase of fixed assets	-	(1,084)
Net Cash Used in Investing Activities	(372,524)	(270,692)

Cash Flows from Financing Activities :
Proceeds from long-term credit facility	633	71,481
Payments of short-term credit facility	-	(415,000)
Proceeds from short-term credit facility	-	325,000
Payments of long-term credit facility	(73,964)	(73,673)
Payment of financing costs	(676)	(850)
Net Cash Used in Financing Activities	(74,007)	(93,042)
Net decrease in cash and cash equivalents	(329,330)	(262,067)

Cash and cash equivalents at beginning of period	693,169	391,530
Cash and cash equivalents at end of period	$363,839	$129,463

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 15, 2011.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2. Significant Accounting policies:

Below are described the accounting changes that are adopted in the first quarter of 2011. A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the "Consolidated Financial Statements for the year ended December 31, 2010").

Vessels' Depreciation

The Company records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard and until December 31, 2010, estimated the residual value of its vessels to be $120 per lightweight ton. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Until December 31, 2010, the Company depreciated its vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $120 per lightweight ton. From January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. The Company has taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," is the increase of net income for the three-month period ended March 31, 2011 by $1,002 or $0.01 per weighted average number of shares, basic and diluted.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Restatement of Financial Statements:

Restatement of interest and finance costs:

The Company adjusted its previously reported financial statements for the period ended March 31, 2010 to reflect the correction of an error in computing capitalized interest expense for assets under construction.   Management concluded that the factors affecting the capitalized interest calculations should also include the convertible senior notes issued in late November 2009 and the amortization of deferred financing fees.

Additionally, the Company considered ASC 815-30, and adjusted its previously reported financial statements to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of borrowings associated with assets under construction.  Such accumulated other comprehensive loss should be reclassified into earnings in the same period or periods during which the hedged transactions affect earnings.

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

Consolidated Statement of Operations
	For the Three Month Period Ended March 31, 2010
	(as previously reported)	(as restated)

Interest and finance costs	$27,988	$21,203
Total other expenses, net	64,046	57,261
Income before income taxes	11,067	17,852
Net income attributable to DryShips Inc.	6,490	13,275
Net income attributable to common stockholders	2,508	9,195
Earnings per common share, basic and diluted	$0.01	$0.04

The impact of the foregoing errors is shown below:

Consolidated Cash Flow	For the Three Month Period Ended March 31, 2010
	(as previously reported)	(as restated)
Net Cash provided by Operating Activities	$108,359	$117,201
Advances for vessel acquisitions/rigs under construction	(327,788)	(336,630)
Net cash Used in Investing Activities	$(363,682)	$(372,524)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statements of operations are as follows:

	December 31, 2010	March 31, 2011
Balance Sheet
Due to related party – Cardiff Marine Inc.	$-	$(3,274)
Due from related party – TMS Bulkers	-	25,898
Due from related party – TMS Tankers	-	463
Due from related party – Cardiff Marine Inc.	20,939	-
Due from related party - Sigma Tankers Inc. and Blue Fin Tankers Inc. pool	-	149
Vessels and rigs, net – Cardiff Marine Inc./TMS Tankers, for the year/period	430	7,258
Advances for vessels/rigs under construction – Cardiff Marine Inc./TMS Bulkers/ TMS Tankers, for the year/period	5,321	1,255
Additional paid in capital – Vivid Finance Limited	$1,700	$650

	Three- month period ended March 31,
	2010	2011
Statement of Operations
Voyage Revenues- Sigma Tankers Inc. and Blue Fin Tankers Inc. pool.	$-	$1,099
Voyage expenses – Cardiff Marine Inc.	1,397	-
Voyage expenses – TMS Tankers	-	14
Voyage expenses – TMS Bulkers	-	1,199
Gain on sale of assets-commissions-Cardiff Marine Inc.	435	-
General and administrative expenses
- Management fees - Cardiff Marine Inc.	4,448	-
-Management fees – TMS Tankers	-	192
-Management fees – TMS Bulkers	-	6,613
- Consultancy fees – Fabiana Services S.A	935	939
- Consultancy fees – Vivid Finance Limited	-	140
- SOX fees – Cardiff Marine Inc.	768	-
- Rent	3	3
- Amortization of CEO stock based compensation	$14,426	$10,251

(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. – TMS Tankers Ltd.:

Effective January 1, 2011, each drybulk ship-owning company entered into new management agreements with TMS Bulkers Ltd.(''TMS Bulkers'') which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff')  that were effective as of September 1, 2010 through December 31, 2010. TMS Bulkers provides comprehensive drybulk ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers'commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee -the same as those charged by Cardiff according to previous agreements effective September 1, 2010- of Euro 1,500 ($2,115 based on the Euro/U.S. Dollar exchange rate at March 31, 2011) per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Effective January 1, 2011, each of the Company's tanker ship-owning company entered into new management agreements with TMS Tankers Ltd. (''TMS Tankers'') and together with TMS Bulkers, the "Managers". The Managers are beneficially majority owned by George Economou and members of his immediate family. TMS Tankers provides comprehensive tanker ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Under the management agreements TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,397 based on the Euro/U.S. Dollar exchange rate at March 31, 2011), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

Under their respective agreements the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (ii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management  agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced with the Global Services Agreement.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average USD rate on the invoice date.

Fabiana Services S.A.: Under the consultancy agreement effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 11).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common Stock, par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.8 million based on the Euro/U.S. Dollar exchange rate as of March 31, 2011).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties-(continued):

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid Finance"), a related party entity incorporated in Cyprus, Vivid Finance provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid Finance is entitled a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Private offering: A company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of the common shares of the Company's majority-owned subsidiary, Ocean Rig UDW, in a private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering.

Legal services Mr. Savvas D. Georghiades, a member of the Ocean Rig UDW's board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. For the three-month period ended March 31, 2011, the Company did not pay any fees, for the legal services provided by Mr. Georghiades.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool  and Blue Fin Tankers Inc. pool :  Tankers Saga and Daytona are employed in the Sigma Tankers Inc. pool (''Sigma'') while tanker Vilamoura is employed in the Blue Fin Tankers Inc. pool (''Blue Fin''). Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou  is Chairman of the Board of Directors of Heidmar Inc.

5. Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2010.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	March 31,
	2010	2011

Balance at beginning of year/period	$1,182,600	$2,072,699
Advances for vessels/drillships under construction and related costs	894,416	810,172
Vessel drillships delivered	(4,317)	(1,905,796)
Balance at end of year/period	$2,072,699	$977,075

On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, and the final yard installment of $289,000 was paid.

On March 30, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Olympia and the final yard installment of $288,400 was paid.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels and Drilling Rigs:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk and Tanker vessels:

	Cost	Accumulated Depreciation	Net book value
Balance, December 31, 2010	$2,328,845	(410,879)	$1,917,966
Additions	131,880	-	131,880
Vessel transfer to held for sale	(26,500)	223	(26,277)
Vessel total constructive loss	(35,261)	2,125	(33,136)
Depreciation	-	(27,551)	(27,551)
Balance, March 31, 2011	$2,398,964	(436,082)	$1,962,882

On March 17, 2011, the Company's vessel Oliva, was ran aground and sank in the South Atlantic Ocean. The vessel was declared a total actual loss and the Company has collected substantially all of the insurance proceeds subsequent to the balance sheet date.

On January 18, 2011 and on March 23, 2011, the Company took delivery of the newbuilding tankers Saga and Vilamoura, for an aggregate amount of $131,880.

During 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for $26,500. The vessel was delivered to her new owners at April 4, 2011. The Company has classified the above vessel as "held for sale" in the accompanying March 31, 2011 consolidated balance sheet as all criteria required for its classification as "Vessels held for sale" were met.

Drilling Rigs:

	Cost	Accumulated	Net Book
Balance, December 31, 2010	$1,441,630	(192,297)	$1,249,333
Additions	1,775,250	-	1,775,250
Depreciation	-	(27,960)	(27,960)
Balance March 31, 2011	$3,216,880	(220,257)	$2,996,623

As of March 31, 2011, all of the Company's vessels and drilling units except for the vessel Toro and the drillship Ocean Rig Olympia have been pledged as collateral to secure the bank loans, (Note 8).

On January 3, 2011 and on March 30, 2011, the Company took delivery of its newbuilding drillships, the Ocean Rig Corcovado and Ocean Rig Olympia, the first two to be delivered of the four sister drillship vessels that are being constructed at Samsung Heavy Industries.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Other non current assets:

The amounts included in the accompanying interim condensed consolidated balance sheets are as follows:

	December 31, 2010	March 31, 2011
Security deposits for derivatives	$78,600	$67,700
Delivery payment for drillship	294,569	-
Option for construction of drillships	99,024	119,024
Other	-	200

Balance at end of year/period	$472,193	$186,924

As of December 31, 2010, security deposits (margin calls) of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non current assets" in the accompanying consolidated balance sheet as of December 31, 2010. As of March 31, 2011, security deposits (margin calls) of $34,200 and $33,500 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and March 31, 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado were paid to a suspense account and were recorded as 'Other non current assets' in the accompanying consolidated balance sheets. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado the balance in the suspense account was released to the yard.

On November 22, 2010, the Company, entered into a contract with Samsung which it subsequently novated to its majority-owned subsidiary, Ocean Rig UDW, pursuant to which the Company has the option to construct up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessels design and specifications. Each of the four options may be exercised at any time on or prior to November 22, 2011, with vessel deliveries ranging from 2013 to 2014 depending on when the options are exercised. The total construction cost is estimated to be $600.0 million per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The cost of the option agreements of $99,024 was paid on December 31, 2010 by Ocean Rig UDW. During the first quarter of 2011, Ocean Rig UDW paid an additional amount of $20,000 for the same purpose. Amounts are recorded in the accompanying consolidated balance sheet as "Other non-current assets".

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	March 31, 2011
Convertible Senior Notes	$700,000	$700,000
Loan Facilities – Drybulk Segment	950,290	914,950
Loan Facilities – Tanker Segment	-	70,000
Loan Facilities – Drilling Rig Segment	1,285,358	1,159,154
Less: Deferred financing costs and unamortized discount	(215,956)	(200,306)
Total debt	2,719,692	2,643,798
Less: Current portion	(731,232)	(651,428)
Long-term portion	$1,988,460	$1,992,370

During the three-month period ended March 31, 2011, the Company made scheduled principal payments and prepayments of $488,673.

Convertible Senior Notes and Related Borrow Facility

In conjunction with the public offering of 5% Convertible unsecured Senior Notes (the "Notes") in November 2009 and April 2010, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower an aggregate of approximately 36.1 million shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

The fair value of the outstanding loaned shares as of December 31, 2010 and March 31, 2011 was $198,189 and $178,695, respectively. On the day of the Note issuance the fair value of the share lending agreements was determined to be $14,476 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the three-month periods ended March 31, 2010 and 2011,  was $486 and $734, respectively resulting in an unamortized amount of $9,219 and $10,930 at March 31, 2010 and 2011, respectively.

Since the Company's stock price was below the Notes conversion price of $7.19 as of March 31, 2011, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2010 and 2011 was $10,094 and $16,705, respectively, of which $4,423 and $7,955, respectively are non-cash amortization of the discount on the liability component and $5,671 and $8,750, respectively are the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At March 31, 2011 the net carrying amount of the liability component and unamortized discount were $545,924 and $154,076, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt - (continued):

Credit facilities
As at March 31, 2011, the Company had four open credit facilities, which are reduced in quarterly and semi-annual installments. The aggregate available unused amounts under these facilities at December 31, 2010 and March 31, 2011 were $930,477 and $793,346, respectively. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin.

Term bank loans
Term loan balances outstanding at December 31, 2010 and March 31, 2011 amounted to $446,801 and $498,846, respectively. These bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and November 2020. Interest rates on the outstanding loans as at March 31, 2011, are based on LIBOR plus a margin.

The weighted-average interest rates on the above outstanding loans, credit facilities and convertible senior notes for the applicable periods were  4.03% for the three-month period ended March 31, 2010 and 5.99% for the period ended March 31, 2011, respectively.

On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers Saga and Vilamoura. The loan bears interest at LIBOR plus a margin, and is repayable in twenty quarterly installments plus a balloon payment through February 2016. As of March 31, 2011, the Company has drawn down the full amount available under this facility.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business. In addition, some of the vessels owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

Total interest incurred on long-term debt, including capitalized interest, for the three-month periods ended March 31, 2010 and 2011 amounted to $26,911, and $26,382, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying consolidated statements of operations.

As of March 31, 2011, the Company was in compliance, had waivers or had the ability to remedy breaches, if any, of financial covenants, including loan-to-value ratios related to its credit facilities. For those financial covenant requirements that were not met, as of March 31, 2011, in accordance with the Company's  loan agreements, the Company may remedy the shortfalls by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required financial covenant. As a result, in addition to the required scheduled loan repayments, $45,000 has been classified as a current liability as of March 31, 2011, representing payments that may be required by the lenders to satisfy the loan-to-value shortfalls.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt - (continued):

The principal payments required to be made after March 31, 2011, including balloon payments, totaling $2,844,104 due through November 2020, are as follows:

March 31, 2012	$655,174
March 31, 2013	206,469
March 31, 2014	567,176
March 31, 2015	858,928
March 31, 2016 and thereafter	556,357
Total principal payments	2,844,104
Less: Financing fees	(200,306)
Total debt	$2,643,798

9. Financial Instruments and Fair Value Measurements:

As of March 31, 2011, the Company had outstanding 34 interest rate swap, cap and floor agreements, with a notional amount of $2.4 billion  All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and March 31, 2011, are as follows:

	December 31, 2010				March 31, 2011
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total

Current Assets	$-	$-	$1,538	$1,538	$-	$1	$1,675	$1,676

Current liabilities	(71,640)	(1,063)	-	(72,703)	(67,159)	(272)	-	(67,431)

Non current liabilities	(159,376)	-	-	(159,376)	(145,713)	-	-	(145,713)
	$(231,016)	$(1,063)	$1,538	$(230,541)	$(212,872)	$(271)	$1,675	$(211,468)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements – (continued):

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31,	March 31,	Balance Sheet Location	December 31,	March 31,
		2010	2011		2010	2011
		Fair value	Fair value		Fair value	Fair value
Interest rate swaps	Financial instruments	$-	-	Financial instruments non current liabilities	$36,523	-

Total derivatives designated as hedging instruments		-	-		36,523	-
Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	-	-	Financial instruments-current liabilities	71,640	67,159
Interest rate swaps	Financial instruments-non current assets	-	-	Financial instruments-non current liabilities	122,853	145,713
Forward freight agreements	Financial instruments-current assets	-	1	Financial instruments current liabilities	1,063	272
Forward freight agreements	Financial instruments-non current assets	-	-	Financial instruments non current liabilities	-	-
Foreign currency forward contracts	Financial instruments-current assets	1,538	1,675	Financial instruments current liabilities	-	-
Total derivatives not designated as hedging instruments		1,538	1,676		195,556	213,144
Total derivatives		$1,538	1,676	Total derivatives	$232,079	213,144

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements-(continued):

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statement of operations:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Three-month period March 31, 2010	Three-month period March 31, 2011
Interest rate swaps – Unrealized gains/(losses)	$(2,869)	$-
Interest rate swaps – Realized gains/(losses) associated with capitalized interest	(2,299)	-
Total	$(5,168)	$-

During the three-month periods ended March 31, 2010 and 2011, the losses transferred from OCI into the statement of operations were $3,366 and $3,316 respectively. The estimated net amount of existing losses at March 31, 2011 that will be reclassified into earning within the next twelve months related with cash flow hedges is $13,562.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Three-month period March 31, 2010	Three-month period March 31, 2011
Interest rate swaps	Gain/(loss) on interest rate swaps	$(34,638)	$(3,854)
Forward freight agreements	Other, net	(5,401)	687
Foreign currency forward contracts	Other, net	(683)	137
Total		$(40,722)	$(3,030)

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into forward freight agreements (FFAs) and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements - (continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(212,872)	-	(212,872)	$-
Forward freight agreements – asset position	1	1	-	-
Forward freight agreements – liability position	(272)	(272)	-	-
Foreign currency forward contracts – asset position	1,675	1,675	-	-
Total	$(211,468)	1,404	(212,872)	$-

10. Common Stock, Preferred Stock and Additional Paid-in Capital:

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW.  The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) fair value of the net assets of Ocean Rig UDW; (ii) discounted cash flow method; and (iii) comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock, Preferred Stock and Additional Paid-in Capital-(continued):

Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

On February 14, 2011 and following the delivery of the Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend as of December 31, 2010 was converted into 5,158,762 shares of Series A Convertible Preferred Stock. As of March 31, 2011, the fair value of the accrued stock dividends amounted to $2,485.

11. Equity incentive plan:

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of March 31, 2011, 2,000,000 of these shares have vested.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of March 31, 2011, 2,000 of these shares have vested.

On January 12, 2011, 9,000,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2010. The shares  vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares  vest on a pro-rata basis over a period of three years from the date of the non- vested stock award agreement. The fair value of each share, on the grant date, was $5.01.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Equity incentive plan – (continued):

A summary of the status of the Company's non vested shares as of December 31, 2010 and movement during the three-month period ended March 31, 2011 is presented below. No shares were forfeited in 2011.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2011	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(1,028,698)	5.46
Balance March 31, 2011	10,517,500	$5.63

As of December 31, 2010 and March 31, 2011, there was $9,414 and $48,697, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of eight years. Total compensation expense recognized amounts to $14,496 and $10,292 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2010 and 2011, respectively. The total fair value of shares vested during the three-month periods ended March 31, 2010 and 2011 was $6,964 and $5,641, respectively.

12. Commitments and contingencies:

12.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. No quantification of the above claim and counter-claim may be given presently.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010 Samsun's plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

RYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitments and contingencies – (continued):

12.1 Legal proceedings – (continued):

On March 5, 2009, a complaint against the Company's Board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. Appeal was heard on April 6, 2011. The Supreme Court is expected to deliver its decision within the next few months.

On May 3, 2010, the MV Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011 the U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the MV Capitola, a drybulk vessel operated by DryShips, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, or ECP. It has been agreed that the DryShips' current vessel manager, TMS Bulkers, will carry out the ECP for the DryShips' vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2,400 part of which amounting to approximately $2,000 has been reimbursed by the Company to Cardiff.

The Company's drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007. The Company understands that the Angolan government has retroactively levied import/export duties for two incorporation events during the period 2002 to 2007 estimated between $5 million to $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

The vessels Capri, Capitola and Samatan, are on long term time charters to Korea Line Corporation ("KLC") pursuant to charterparties respectively dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties"). On January 25, 2011 KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011 KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011 the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011 the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitments and contingencies – (continued):

12.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of March 31, 2011.

Obligations:	Total	1st year	2nd year	3rd year	4th year
Vessel shipbuilding contracts	$589,275	$234,625	$245,850	$108,800	$-
Drillship shipbuilding contracts plus owners furnished equipment	714,627	714,627	-	-	-
Total obligations	$1,303,902	$949,252	$245,850	$108,800	$-

12.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of March 31, 2011, amount to $819,122 during 2012, $495,800 during 2013, $129,408 during 2014, $46,256 during 2015 and $127,339 during 2016 and thereafter. These amounts do not include any assumed off-hire.

12.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of March 31, 2011, the future obligations are as follows:

Twelve months ending March 31,	Amount
2012	$26
2013	26
2014	26
2015	26
2016	26
Total	$130

The contract expires in 2016. The Company's majority-owned subsidiary, Ocean Rig UDW, entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. Ocean Rig UDW also entered a three year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. As of March 31, 2011, the future obligations, assuming exercise of the option to extend the lease, amount to the following:

Twelve months ending March 31,	Amount
2012	$714
2013	380
2014	38
2015	33
2016	24
Total	$1,189

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Interest and finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three month period
	March 31,
	2010	2011
Interest on long-term debt	$26,911	$26,382
Long-term debt commitment fees	1,406	-
Bank charges	368	1,974
Amortization and write-off of financing fees	1,946	8,453
Amortization of convertible notes discount	4,423	7,955
Amortization of share lending agreement- notes issuance costs	486	734
Other	751	-
Capitalized interest	(15,088)	(21,120)
Total	$21,203	$24,378

14. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk Carrier, Tanker and Drilling Rig segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling Rig business segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	As of and for the three- month period ended March 31,		As of and for the three-month period ended March 31,		As of and for the three-month period ended March 31,		As of and for the three-month period ended March 31,
	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011
Revenues from external customers (comparable period restated)	$113,903	$96,988	$-	$1,099	$80,256	$109,326	$194,159	$207,413
Income tax expense	-	-	-	-	4,577	5,961	4,577	5,961
Net income/(loss) (comparable period restated)	$274	$3,611	$-	$32	$13,001	$28,362	$13,275	$32,005

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
15. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Three-months period ended March 31,
	2010 (as restated)			2011
	Income	Weighted-	Amount	Income	Weighted-	Amount
	(numerator)	average	per share	(numerator)	average	per share
		number of			number of
		outstanding			outstanding
		shares			shares
		(denominator)			(denominator)
Net income/(loss) attributable to DryShips Inc.	$13,275	-	-	$25,765	-	-
Less: Series A Convertible	(3,982)	-	-	(2,485)	-	-
Preferred stock dividends
Less: Non- vested common stock dividends declared and undistributed earnings	(98)	-	-	(641)	-	-
Basic and diluted EPS
Income available to common stockholders	$9,195	254,823,623	$0.04	$22,639	337,143,598	$0.07

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 10). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. On February 14, 2011 and following the delivery of Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend as of December 31, 2010 associated with the Series A Convertible Preferred Stock was paid through the issuance of 5,158,762 shares of Series A Convertible Preferred Stock. As of March 31, 2011, the aggregate fair value of the unpaid stock dividends associated with the Series A Convertible Preferred Stock amounted to $2,485.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share.

For the three-month period ended March 31, 2010 and 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the three month periods ended March 31, 2010 and 2011 since they are out-of-the-money.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)
15. Earnings per share – (continued):

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 8), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. As of March 31, 2011, none of the shares were dilutive since the average share price for the period the Notes were issued until March 31, 2011 did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

16. Comprehensive income:

The amounts for total comprehensive income are analyzed as follows:

	Comprehensive income attributable to the parent	Comprehensive income attributable to the non controlling interest	Total comprehensive income

Three-month period ended March 31, 2010(As restated)	$7,329	-	$7,329
Three-month period ended March 31, 2011	$28,400	6,985	$35,385

17.  Subsequent Events:

17.1 On April 12, 2011 the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54.2 million per vessel. The vessels are expected to be delivered in the third and the fourth quarter of 2012, respectively.

17.2 On April, 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the accrued stock dividend for the period from January 1, to March 31, 2011, was converted into 644,844 shares of Series A Convertible Preferred Stock.

17.3 On April 18, 2010, pursuant to the drillship master agreement, the Company exercised the first of its four newbuilding drillship options and entered into a shipbuilding contract for a seventh generation ultra-deepwater drillship NB#1for a total yard cost of $608,000. The Company paid $207,600 to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for July 2013.

17.4 On April 18, 2011, the Company entered into an $800,000 Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment.  The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325,000 Bridge Loan Facility.

17.5 On April 20, 2011, the Company entered into a $32,313 secured term loan facility with an international lender to partially finance the construction cost of the newbuilding tanker Daytona.

17.6 On April 27, 2011, the Company entered into an agreement with all lenders under the Two $562,000 Loan Agreements to restructure the agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, the Company provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it has obtained suitable employment for such drillship no later than August 2011. The Company expects that its contract with Petróleo Brasilero S.A. for the Ocean Rig Mykonos, for which it has received a letter of award, as discussed below, will be acceptable to the lenders.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Subsequent Events – (continued):

17.7 On April 27, 2011, Ocean Rig UDW completed the issuance of $500,000 aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement.  The net proceeds from the notes offering amounted to approximately $487.5 million.

17.8 On April 27, 2011, pursuant to the drillship master agreement, the Company exercised the second of its four newbuilding drillship options and entered into a shipbuilding contract for a seventh generation ultra-deepwater drillship NB#2 for a total yard cost of $608,000. The Company paid $207,400 to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for September 2013.

17.9 On April 29, 2011, the Company took delivery of its newbuilding Aframax tanker, Daytona.

17.10 On May 5, 2011, the Company was awarded a contract with Borders & Southern for the drill rig Eirik Raude for drilling operations offshore the Falkland Islands and entered into a new contract with Borders & Southern for the drill rig Leiv Eiriksson on the same terms as the original contract for the Eirik Raude with exceptions for the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications.

17.11 On May 12, 2011, the Company was awarded contracts by Petróleo Brasileiro S.A. for the drillships Ocean Rig Corcovado and Ocean Rig Mykonos for drilling offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos will commence upon its delivery, which is scheduled to be in September 2011, while the contract for the Ocean Rig Corcovado will commence upon the expiration of its current contract with Cairn Energy plc offshore Greenland. The documents pursuant to the award are expected to be executed in coming weeks.